EXHIBIT 12.2

TEXTRON INC.
INCLUDING ALL MAJORITY-OWNED SUBSIDIARIES

COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES

(unaudited)

 (In millions, except ratio)

Three Months Ended April 3, 2004
Fixed charges:
Interest expense	$66
Estimated interest portion of rents	9
Total fixed charges	$75

Income:
Income from operations before income taxes	$55
Fixed charges	75
Adjusted income	$130

Ratio of income to fixed charges	1.73